UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, May 28, 2014

AVIANCA HOLDINGS S.A.

Avianca Holdings S.A. informs that it has reached an agreement with the Venezuelan Government concerning the repatriation of the outstanding amounts from its operations in December 2012. The amount to be paid in the following days is equivalent to approximately US$12 million.

In addition, the Venezuelan authorities have indicated that they will be discussing payment alternatives for the 2013 outstanding amounts during an upcoming meeting with Avianca’s executives scheduled within the next weeks.

About Avianca Holdings S.A. Avianca Holdings S.A (NYSE: AVH, BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A. incorporated in Colombia, Aerolíneas Galápagos S.A. Aerogal, incorporated in Ecuador, and the companies that make up the TACA Group: TACA Internacional Airlines S.A, incorporated in El Salvador, Líneas Aéreas Costarricenses S.A, LACSA, incorporated in Costa Rica, Transmerican Airlines S.A. TACA Peru, incorporated in Peru, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A, incoporated in Nicaragua and Isleña de Inversiones S.A. de C.V. ISLEÑA, incorporated in Honduras.

Press Information:

Communications and Corporate Affairs
Gilma Úsuga	Claudia Arenas
Director of Communications Colombia | Europe	International Director of Communications
Tel: (57+1) - 587 77 00 ext. 2246	Tel: (50+2) 2279-5700 (502) 2279-5600
E-mail: gilma.usuga@aviancataca.com; janeth.benitez@aviancataca.com	claudia.arenas@aviancataca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2014

AVIANCA HOLDINGS S.A.
By:	/s/ Elisa Murgas
Name: Elisa Murgas
Title: General Secretary, Vice-President of Legal Affairs